May 13, 2024

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Blaise Rhodes
Adam Phippen
Brian Fetterolf
Mara Ransom

Re:	Withdrawal of Registration Statement on Form F-1 (File No. 333-278739)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Games Global Limited (the “Company”) hereby requests that the Registration Statement on Form F-1 (File No. 333-278739), initially publicly filed with the Securities and Exchange Commission (the “Commission”) on April 16, 2024 (as amended, the “Registration Statement”) and all exhibits thereto, be withdrawn effective as of the date hereof or at the earliest practicable date hereafter.

Due to current market conditions, the Company has determined not to pursue, at this time, the initial public offering of the Company's ordinary shares to which the Registration Statement relates. The Registration Statement has not been declared effective, and none of the Company’s securities have been sold pursuant to the Registration Statement. Based on the foregoing, the Company submits that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a).

The Company further requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Upon the granting of the Commission’s consent, please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at Games Global Limited, 62 Circular Road, Douglas, Isle of Man IM1 1AE, Attention: Chief Financial Officer, with a copy to Courtney T. Thorne, Cooley LLP, 500 Boylston Street, 14th Floor, Boston, Massachusetts 02116.

In addition, the Company requests that its registration statement on Form 8-A (File No. 001-42097), filed with the Commission on May 9, 2024, be withdrawn effective as of the date hereof or at the earliest practicable date hereafter.

The Company also requests that its confidential treatment application be withdrawn as of the date hereof or at the earliest practicable date hereafter and requests the return of all materials submitted to the Commission with respect to such application. Please return these materials to Courtney T. Thorne, Cooley LLP, 500 Boylston Street, 14th Floor, Boston, Massachusetts 02116.

Thank you for your attention to this matter. Should you have any questions regarding these matters, please do not hesitate to contact Courtney T. Thorne of Cooley LLP at +1 617 937 2318.

Sincerely yours,

Games Global Limited

By:	/s/ Timothy Mickley
Timothy Mickley
Chief Financial Officer

cc:	(via email)

Walter Bugno, Games Global Limited

David Peinsipp, Cooley LLP

Justin Stock, Cooley LLP

Courtney T. Thorne, Cooley LLP

Marc D. Jaffe, Latham & Watkins LLP

Ian D. Schuman, Latham & Watkins LLP

Jennifer M. Gascoyne, Latham & Watkins LLP